BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

08 August 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 9 August 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



News release

Immediate Release
8 August 2006

July Traffic Figures

BAA's UK airports handled 15 million passengers in July, the most passengers to pass through their airports in a single month and an increase of 3.1% over the same month last year.

Of the major markets, European scheduled traffic was up 7.4%, whilst North Atlantic activity was up 0.2%, and other long haul routes increased by a collective 8.4%. Among these the fastest growing market was India, which grew 50%. UK Domestic traffic fell by 1.9% in response to a drop in seat capacity on Domestic routes, whilst European Charter dropped 5.9%.

Of the individual airports, Stansted saw the largest gain at 9.9%. Heathrow and Gatwick grew 1.2%, and 4.1% respectively. In Scotland, Aberdeen recorded an increase of 6.6%. Edinburgh was up 2.0%, buoyed by an increase in North American traffic following the introduction of new scheduled services. A drop in it's large charter traffic component, and additional competition from Edinburgh for US traffic, contributed to a 1.8% fall in Glasgow's traffic.

In total the number of air transport movements at BAA's UK airports rose by 0.7% while cargo tonnage was down by 2.1%.

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com





For further information on BAA plc see www.baa.com

- Ends -

Enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609



BAA Traffic Summary : July 2006

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jul 06	% Change**	12 months to Jul 06	% Change***
Heathrow	6,533.1	1.2	24,184.0	2.2	67,938.9	0.3
Gatwick	3,719.9	4.1	12,725.3	5.5	33,512.5	3.4
Stansted	2,391.2	9.9	8,797.8	12.1	23,189.4	6.8
London Area Total	**12,644.1**	**3.6**	**45,707.1**	**4.9**	**124,640.7**	**2.3**
Southampton	196.9	1.2	718.6	4.1	1,890.1	11.0
Glasgow	1,036.6	-1.8	3,363.3	-0.6	8,799.6	0.9
Edinburgh	862.4	2.0	3,140.3	2.2	8,559.6	3.5
Aberdeen	294.3	6.6	1,110.2	10.1	3,047.3	10.1
Scottish Total	**2,193.3**	**0.7**	**7,613.9**	2.0	**20,406.5**	**3.3**
UK Total	**15,034.4**	**3.1**	**54,039.6**	4.5	**146,937.4**	**2.5**
Naples	531.2	8.1	1,977.9	12.9	4,783.4	4.1

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jul 06	% Change**	12 months to Jul 06	% Change***
Heathrow	40,996	-0.1	160,119	-0.1	472,856	0.5
Gatwick	24,644	0.2	90,220	0.5	254,419	2.2
Stansted	17,274	6.2	67,318	8.6	186,071	4.7
London Area Total	**82,914**	**1.2**	**317,657**	1.8	**913,346**	**1.8**
Southampton	4,289	1.5	16,571	4.8	45,865	11.5
Glasgow	9,447	-5.3	34,426	-1.9	96,939	1.7
Edinburgh	10,381	-1.8	40,143	-2.0	116,492	1.5
Aberdeen	8,399	4.9	33,311	6.8	96,781	10.6
Scottish Total	**28,227**	**-1.1**	**107,880**	0.6	**310,212**	**4.2**
UK Total	**115,430**	**0.7**	**442,108**	1.6	**1,269,423**	**2.7**
Naples	6,507	5.7	18,136	-17.7	57,750	-3.8

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jul 06	% Change**	12 months to Jul 06	% Change***
Heathrow	107,589	-2.9	422,323	-3.9	1,298,115	-1.5
Gatwick	17,574	-4.8	73,546	3.7	227,209	5.0
Stansted	18,486	-3.8	78,521	-4.1	235,750	-0.1
London Area Total	**143,649**	**-3.3**	**574,390**	-3.0	**1,761,074**	**-0.5**
Southampton	18	-14.3	65	-20.7	176	-29.2
Glasgow	440	-55.7	2,178	-31.1	7,980	-9.4
Edinburgh	4,053	123.2	14,497	75.8	38,118	39.8
Aberdeen	316	-10.5	1,376	-2.4	4,215	4.8
Scottish Total	**4,809**	**52.1**	**18,051**	40.8	**50,313**	**25.5**
UK Total	**148,476**	**-2.1**	**592,506**	-2.1	**1,811,563**	**0.1**
Naples	140	**-18.9**	662	-7.7	1,946	-12.0

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of July 2005

** compared to the four months April to July 2005

*** compared to the twelve months to July 2005

Market Comparison: July 2006

Market	*BAA Total Jul 05 (000s)*	*BAA Total Jul 06 (000s)*	*% Change*
Domestic	2,515	2,468	-1.9
Eire	656	651	-0.7
European Scheduled	5,770	6,196	7.4
European Charter*	1,586	1,492	-5.9
North Atlantic	1,994	1,997	0.2
Other Long Haul	2,057	2,230	8.4
Total	**14,577**	**15,034**	**3.1**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.